SPOONFUL INC.

FINANCIAL STATEMENTS

For the fiscal years ended January 31, 2020 and 2021

(Feb 1, 2019 - Jan 31, 2020 and
Feb 1, 2020 - Jan 31, 2021)

(Unaudited)

Spoonful Balance Sheet
FY2019

	Jan 31, 2020
ASSETS	
Current Assets	
Bank Accounts	
Cash	28,299.69
Total Bank Accounts	**$ 28,299.69**
Other Current Assets	
Inventory	0.00
Total Other Current Assets	**$ 0.00**
Total Current Assets	**$ 28,299.69**
TOTAL ASSETS	**$ 28,299.69**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable - D. Krishnan	1,010.00
Total Other Current Liabilities	**$ 1,010.00**
Total Current Liabilities	**$ 1,010.00**
Long-Term Liabilities	
SAFE	250,000.00
Total Long-Term Liabilities	**$ 250,000.00**
Total Liabilities	**$ 251,010.00**
Equity	
Additional Paid In Capital	38,614.14
Common Stock	633.12
Preferred Stock	11.28
Retained Earnings	-65,748.15
Net Income	-196,220.70
Total Equity	**-$ 222,710.31**
TOTAL LIABILITIES AND EQUITY	**$ 28,299.69**

Income Statement
FY2019

Feb 1, 2019 - Jan 31, 2020	
	Total
Income	
Total Income	
Gross Profit	**$ 0.00**
Expenses	
Charitable Contributions	2,661.40
Insurance	3,039.74
Marketing Expense	722.93
Meals & Entertainment	109.95
Payroll Taxes (non R&D)	39,014.40
Postage, Delivery & Shipping Supplies	363.35
Product	2,168.00
Professional Services	7,172.72
Research & Development Expense	51,507.02
Salaries-Other	87,181.70
Server Cost	112.88
Storage Supplies	71.22
Taxes & Licenses	1,700.00
Travel	395.39
Total Expenses	**$ 196,220.70**
Net Operating Income	**-$ 196,220.70**
Net Income	**-$ 196,220.70**

Statement of Cash Flow
FY2019

Feb 1, 2019 - Jan 31, 2020	
OPERATING ACTIVITIES	
Net Income	-196,220.70
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	2,517.40
Loan Payable - D. Krishnan	1,010.00
PPP Loan Payable	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 3,527.40**
Net cash provided by operating activities	**-$ 192,693.30**
FINANCING ACTIVITIES	
SAFE	
Additional Paid In Capital	
Capital Stock/Partner's Equity	25,000.00
Preferred Stock	
Net cash provided by financing activities	**$ 25,000.00**
Net cash increase for period	**-$ 167,693.30**

2019 Statement of Equity
FY2019

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
31-Jan-20							
	Shares	Amount	Shares	Amount			
Beginning Balance, February 1, 2019	8,499,999	$ 633.12	0	$ -	$ 13,625.42	$ (65,748.15)	$ (52,122.73)
Contributions	16,900,001		112,833	$ 11.28	$ 24,988.72		$ 24,988.72
Other Comprehensive gain/(loss)							$ -
Net Income						$ (196,220.70)	$ (196,220.70)
Ending Balance, January 31, 2020	25,400,000	$ 633.12	112,833	$ 11.28	$ 38,614.14	$ (261,968.85)	$ (223,354.71)

2020 Balance Sheet
FY2020

	Jan 31, 2021
ASSETS	
Current Assets	
Bank Accounts	
Cash	128,809.04
Total Bank Accounts	**$ 128,809.04**
Other Current Assets	
Inventory	0.00
Total Other Current Assets	**$ 0.00**
Total Current Assets	**$ 128,809.04**
TOTAL ASSETS	**$ 128,809.04**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan Payable - D. Krishnan	1,010.00
PPP Loan Payable	28,125.00
Total Other Current Liabilities	**$ 29,135.00**
Total Current Liabilities	**$ 29,135.00**
Long-Term Liabilities	
SAFE	0.00
Total Long-Term Liabilities	**$ 0.00**
Total Liabilities	**$ 29,135.00**
Equity	
Additional Paid In Capital	249,985.00
Capital Stock/Partner's Equity	514,258.54
Preferred Stock	15.00
Retained Earnings	-261,968.85
Net Income	-402,615.65
Total Equity	**$ 99,674.04**
TOTAL LIABILITIES AND EQUITY	**$ 128,809.04**

Income Statement
FY2020

Feb 1, 2020 - Jan 31, 2021	Total
Income	
Total Income	**$ 0.00**
Gross Profit	**$ 0.00**
Expenses	
Bank Charges & Fees	100.00
Insurance	2,523.46
Marketing Expense	22,147.93
Meals & Entertainment	278.13
Office Supplies & Software	84.78
Other Business Expenses	2,951.39
Payroll Taxes (non R&D)	38,913.58
Postage, Delivery & Shipping Supplies	432.14
Product	6,087.00
Professional Services	9,391.82
Research & Development Expense	232,227.49
Salaries-Other	82,845.99
Server Cost	2,455.98
Taxes & Licenses	1,888.00
Travel	287.96
Total Expenses	**$ 402,615.65**
Net Operating Income	**-$ 402,615.65**
Net Income	**-$ 402,615.65**

Statement of Cash Flow
FY2020

Feb 1, 2020 - Jan 31, 2021	
OPERATING ACTIVITIES	
Net Income	-402,615.65
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory	
Loan Payable - D. Krishnan	
PPP Loan Payable	28,125.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 28,125.00**
Net cash provided by operating activities	**-$ 374,490.65**
FINANCING ACTIVITIES	
SAFE	-250,000.00
Additional Paid In Capital	249,985.00
Capital Stock/Partner's Equity	475,000.00
Preferred Stock	15.00
Net cash provided by financing activities	**$ 475,000.00**
Net cash increase for period	**$ 100,509.35**

Statement of Equity
FY2020

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
31-Jan-21							
	Shares	Amount	Shares	Amount			
Beginning Balance, February 1, 2020	25,400,000	$ 633.12	112,833	$ 11.28	$ 38,614.14	$ (261,968.85)	$ (223,354.71)
Contributions			3,643,824	$ 229.38	$ 724,770.62		$ 724,770.62
Other Comprehensive gain/(loss)							$ -
Net Income						$ (402,615.65)	$ (402,615.65)
Ending Balance, January 31, 2021	25,400,000	$ 633.12	3,756,657	$ 240.67	$ 763,384.75	$ (664,584.50)	$ 98,800.25

Notes to Financial Statements
FY2019 and FY2020

1. **Business Activity**

Spoonful, Inc. ("the Company") was created in 2018 for the purpose of developing and maintaining software that will enable end users with dietary restrictions to discover food options, among other applications.

2. **Summary of Significant Accounting Policies (Cont'd.)**

Management's Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Commitments and Contingencies**

The Company received a loan from one of the owners in December of 2019 in the amount of $1010.00, interest rate of 0%. The loan was used to pay for repeat costs used in support of the Company's consumer-facing application.

4. **Research and Development**

The company spends a meaningful amount of time and effort on research and development, to improve its existing products and services and to innovate new products and services focused on Food as Medicine.